Exhibit 99.1

ParaZero Expands European Footprint with New Reseller Agreement and Initial Order for DefendAir from A Second Key NATO Country

Kfar Saba, Israel, Jan. 27, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the signing of a new reseller agreement with a prominent Western European partner. The agreement includes an initial purchase order for DefendAir training kits, marking another step in ParaZero’s strategic expansion throughout Europe, particularly within major NATO-aligned defense markets.

This latest reseller partnership builds on ParaZero’s recent successes in the region, including a strategic distribution agreement with a leading Western European distributor, successful live demonstrations of the DefendAir platform for senior NATO officers from multiple countries, and growing adoption of its counter-drone solutions among European defense entities. The new reseller will promote and support ParaZero’s DefendAir product line- a rapidly deployable, net-based C-UAS system designed to neutralize hostile drones in battlefield, critical infrastructure, and urban environments.

“The momentum we are seeing across Europe underscores the increasing demand for reliable, mission-proven counter-drone technologies amid evolving security challenges,” said Ariel Alon, CEO of ParaZero. “This new reseller agreement and the initial order for DefendAir training kits followed by it from a key NATO country reflect our commitment to strengthening partnerships that enhance airspace security for allied forces and critical assets. We continue to expand our presence in NATO markets, delivering innovative solutions that support operational readiness and national defense priorities.”

DefendAir has demonstrated high interception success rates, precision targeting, and seamless integration in real-world scenarios, as showcased in recent European live-fire exercises. The training kits enable partners to conduct comprehensive operator training, system familiarization, and tactical deployment simulations, accelerating adoption and operational capability.

ParaZero believes that is growing European network positions the company as a trusted provider of advanced C-UAS solutions to NATO members and partners, contributing to collective defense efforts against emerging aerial threats.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses ParaZero’s strategic expansion throughout Europe, particularly within major NATO-aligned defense markets, growing adoption of its counter-drone solutions among European defense entities, the increasing demand for reliable, mission-proven counter-drone technologies amid evolving security challenges, its commitment to strengthening partnerships that enhance airspace security for allied forces and critical assets, how it continues to expand our presence in NATO markets, delivering innovative solutions that support operational readiness and national defense priorities and its growing European network.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com